EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

Three and six month periods ended June 30, 2023

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of Entrée Resources Ltd. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by a company’s auditor.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Financial Position

As at June 30, 2023 and December 31, 2022

(expressed in thousands of U.S. dollars, except where indicated)

	Note	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents		$5,991	$6,409
Receivables and prepaid expenses		107	158
Prepaid licence fees		60	96
Deposits		12	12
		6,170	6,675
Non-current assets
Property, lease asset and equipment	4	476	523
Oyu Tolgoi assets	3	330	295
		806	818
Total assets		$6,976	$7,493
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$419	$227
Current portion of lease liabilities	4	107	100
		526	327
Non-current liabilities
Lease liabilities	4	411	449
Loan payable to Oyu Tolgoi LLC	5	11,361	11,139
Deferred revenue	6	56,527	53,112
		68,299	64,700
Total liabilities		68,825	65,027
Shareholders’ deficiency
Share capital	7	183,869	182,668
Reserves		22,278	22,509
Accumulated other comprehensive loss		705	2,018
Deficit		(268,701)	(264,729)
Total shareholders’ deficiency		(61,849)	(57,534)
Total liabilities and shareholders’ deficiency		$6,976	$7,493

Nature of operations (Note 1)

Commitments and contingencies (Note 9)

Subsequent events (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and six months ended June 30, 2023 and 2022 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

		Three months ended June 30		Six months ended June 30
	Note	2023	2022	2023	2022
Expenses
Project expenditures		$459	$151	$859	$251
General and administrative		517	500	941	938
Share-based compensation	7	4	58	10	58
Depreciation		29	32	58	65
Operating loss		1,009	741	1,868	1,312
Foreign exchange (gain) loss		(208)	261	(213)	131
Interest income		(75)	(26)	(162)	(41)
Interest expense	5	96	90	194	178
Loss from equity investee	3	57	33	89	65
Finance costs		13	16	26	31
Deferred revenue finance costs	6	1,104	1,058	2,170	2,110
Loss for the period		1,996	2,173	3,972	3,786
Other comprehensive loss (income)
Foreign currency translation		1,322	(1,704)	1,313	(914)
Total comprehensive loss		$3,318	$469	$5,285	$2,872
Net loss per common share
Basic and fully diluted		$(0.01)	$(0.01)	$(0.02)	$(0.02)
Weighted average number of common shares outstanding
Basic and fully diluted (000’s)		195,184	196,852	198,052	196,693
Total common shares issued and outstanding (000’s)	7	197,637	196,844	197,637	196,844

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency

For the six months ended June 30, 2023 and 2022 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of Shares (000’s)	Share capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total
Balance at December 31, 2022		198,135	$182,668	$22,509	$2,018	$(264,729)	$(57,534)
Loss and comprehensive loss		–	–	–	(1,313)	(3,972)	(5,285)
Share-based compensation	7	–	–	10	–	–	10
Shares returned to treasury	7	(2,799)	–	–	–	–	–
Issuance of share capital - option exercises	7	262	106	(59)	–	–	47
Issuance of share capital - warrants exercises	7	2,039	1,095	(182)	–	–	913
Balance at June 30, 2023		197,637	$183,869	$22,278	$705	$(268,701)	$(61,849)

Balance at December 31, 2021		192,688	$179,515	$22,728	$(1,677)	$(255,668)	$(55,102)
Loss and comprehensive gain		–	–	–	914	(3,786)	(2,872)
Share-based compensation	7	–	–	58	–	–	58
Issuance of share capital - option exercises	7	41	27	(19)	–	–	8
Issuance of share capital - warrants exercises	7	4,115	2,462	(681)	–	–	1,781
Balance at June 30, 2022		196,844	$182,004	$22,086	$(763)	$(259,454)	$(56,127)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2023 and 2022 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	June 30, 2023	June 30, 2022
Cash flows used in operating activities
Net loss		$(3,972)	$(3,786)
Items not affecting cash:
Share-based compensation	7	10	58
Depreciation		58	65
Loss from equity investee	3	89	65
Interest expense	5	194	178
Finance cost, net		35	31
Unrealized foreign exchange (gain) loss		(207)	93
Deferred revenue finance costs	6	2,170	2,110
		(1,623)	(1,186)
Changes in non-cash operating working capital:
Decrease in receivables and prepaids		51	77
Increase in accounts payable and accrued liabilities		191	39
		(1,381)	(1,070)
Cash flows from financing activities
Repayment of lease liability		(66)	(29)
Proceeds from issuance of common shares - share options	7	47	8
Proceeds from issuance of common shares - warrants	7	913	1,781
		894	1,760
(Decrease) increase in cash and cash equivalents		(487)	690
Cash and cash equivalents - beginning of period		6,409	7,090
Effect of exchange rate changes on cash and cash equivalents		69	(82)
Cash and cash equivalents - end of period		$5,991	$7,698

Cash and cash equivalents is represented by:
Cash		$5,955	$6,160
Cash equivalents		36	1,538
Total cash and cash equivalents		$5,991	$7,698

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the development and exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi JV Property in Mongolia (Note 3).

The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and its common shares also trade in the United States on the Over-the-Counter OTCQB Venture Market (“OTCQB”) under the symbol “ERLFF”.

The Company’s registered office is at Suite 2900, 550 Burrard Street, Vancouver, BC, V6C 0A3, Canada.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars (“C$”).

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company estimates it has adequate financial resources to satisfy its obligations over the next 12 month period.

2	Basis of presentation

The Company prepares its condensed consolidated interim financial statements in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Reporting Interpretations Committee (“IFRIC”). These should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2022 (“annual financial statements”). The accounting policies and critical estimates applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements, unless otherwise stated.

The condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors on August 3, 2023.

3	Oyu Tolgoi assets

Entrée/Oyu Tolgoi JV Property

The Company has a carried 20% participating joint venture interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating joint venture interest (depending on the depth of mineralization) in the surrounding land package located in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources and Petroleum Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the “Entrée/Oyu Tolgoi JV”) on terms annexed to the Earn-In Agreement (the “JVA”).

Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 5).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the “Oyu Tolgoi Investment Agreement”) between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of June 30, 2023, the Entrée/Oyu Tolgoi JV had expended approximately $38.3 million (December 31, 2022 - $38.2 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 5).

Investment - Entrée/Oyu Tolgoi JV Property

For accounting purposes, the Company treats its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.03 million for the six months ended June 30, 2023 (2022 - $0.1 million). The joint venture has nominal current assets and liabilities, approximately $0.3 million of non-current assets and approximately $38.3 million of non-current liabilities. The loss for the joint venture for the six months ended June 30, 2023 was $0.1 million (2022 - Nil).

The Entrée/Oyu Tolgoi JV investment carrying value at June 30, 2023 was $0.3 million (December 31, 2022 - $0.3 million) and was recorded in Oyu Tolgoi assets in the statement of financial position.

4	Leases

Lease liability

	June 30, 2023	December 31, 2022
Lease liability	$518	$549
Less: current portion	(107)	(100)
Long-term portion	$411	$449

Undiscounted lease payments

	June 30, 2023	December 31, 2022
Less than one year	$176	$176
One to five years	587	675
	$763	$851

In March 2022, the Company renewed its existing office lease for an additional 5 year period and calculated the right-of-use asset and lease liability as $0.6 million based on the net present value of the future lease payments over the term of the lease using a discount rate of 10%.

Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

5	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 3), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan is non-recourse and will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

During the six months ended June 30, 2023, the Company recorded interest expense of $0.2 million in connection with the loan (2022 - $0.2 million).

6	Deferred revenue

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and
•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property, the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component and, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

7	Share capital
a)	Common shares

The Company’s authorized share capital consists of unlimited common shares without par value. At June 30, 2023, the Company had 197,637,283 (December 31, 2022 - 198,134,931) shares issued and outstanding.

During the six months ended June 30, 2023, share purchase warrants to purchase 2,039,500 common shares of the Company with an exercise price of C$0.60 were exercised.

On May 9, 2017, the Company completed a spin-out of its U.S. assets into Mason Resources Corp. (“Mason”) through a plan of arrangement under Section 288 of the Business Corporations Act (the “Arrangement”). Shareholders received common shares of Mason by way of a share exchange, pursuant to which each existing common share of the Company was exchanged for one “new” common share of the Company and 0.45 of a common share of Mason. Under the Arrangement, shareholders had six years to exchange their “old” common shares of the Company for “new” common shares, failing which the “new” common to which they were entitled would be deemed to have been surrendered for no consideration to the Company, and would be returned by the Company to treasury. On May 9, 2023, 2,799,079 common shares were cancelled and returned to the Company’s treasury for no consideration as a consequence of the expiry of the six-year period.

Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

b)	Share options

The Company provides share-based compensation to its directors, officers, employees, and consultants through grants of share options.

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants. The maximum aggregate number of shares issuable pursuant to security-based compensation arrangements of the Company and outstanding from time to time, including options granted under the Plan, may not exceed 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the share options. Since the Company has not paid and does not anticipate paying dividends on its common shares, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statements of Comprehensive Loss.

Share options for the six months ended June 30, 2023 are summarized as follows:

	Number of share options (000’s)	Weighted average exercise price C$
Outstanding - December 31, 2022	8,537	0.59
Exercised	(262)	0.47
Cancelled	(63)	0.37
Outstanding - June 30, 2023	8,212	0.60

At June 30, 2023, the following share options were outstanding and exercisable:

Number of share options (000`s)	Exercise price per share option (C$)	Expiry date
3,445	0.365 - 0.77	Sept - Dec 2023
1,545	0.365	Dec 2024
1,255	0.51	Dec 2025
920	0.77	Dec 2026
1,047	0.82 - 1.14	April - Nov 2027
8,212

Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

June 30, 2023
Weighted average exercise price for exercisable options	C$0.60
Weighted average share price for options exercised	C$1.34
Weighted average years to expiry for exercisable share options	1.71 years

c)	Share purchase warrants

During the six months ended June 30, 2023, share purchase warrants to purchase 2,039,500 common shares with an exercise price of C$0.60 were exercised resulting in gross proceeds of C$1,223,700 being received by the Company.

At June 30, 2023, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
3,100	0.60	September 13, 2023

d)	Deferred share units

Deferred share units (“DSUs”) are granted to the Company’s directors and executives as a part of compensation under the terms of the Company’s deferred share unit plan (the “DSU Plan”). DSUs vest when certain conditions as stated in the DSU Plan are met, except in the event of an earlier change of control, in which case, the DSUs will vest fully upon such change of control.

At June 30, 2023, 1,553,000 DSUs were outstanding and fully vested. Each vested DSU entitles the holder to receive one common share of the Company or a cash payment equivalent to the closing price of one common share of the Company on the TSX on the last trading day preceding the DSU’s redemption date.

8	Financial instruments
a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities, loan payable and lease liabilities.

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity.

Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The following table summarizes the classification and carrying values of the Company’s financial instruments at June 30, 2023:

	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$–	$5,991	$–	$5,991
Receivables	–	39	–	39
Deposits	–	12	–	12
Total financial assets	$–	$6,042	$–	$6,042

Financial liabilities
Accounts payable and accrued liabilities	$–	$–	$419	$419
Lease liabilities	–	–	518	518
Loan payable	–	–	11,361	11,361
Total financial liabilities	$–	$–	$12,298	$12,298

9	Commitments and contingencies

As at June 30, 2023, the Company had the following office lease commitments:

	Total	Less than 1 year	1 - 3 years	3-5 years	More than 5 years
Lease commitments	• 577	$ 133	$ 400	$ 44	$ -

Under the terms of the Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 6).

10	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the six months ended June 30th were as follows:

	2023	2022
Directors’ fees	$106	$113
Salaries and benefits	$383	$452
Share based compensation	$10	$58

As of June 30, 2023, included in the accounts payable and accrued liabilities balance on the consolidated statement of financial position is $0.04 million (December 31, 2022 - $0.03 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, amounts totaling $1.4 million (December 31, 2022 - $1.4 million) will become payable to certain officers and management personnel of the Company.

Entrée Resources Ltd.

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

11	Subsequent events

Subsequent to June 30, 2023, the following transactions occurred:

•	share purchase warrants to purchase 807,500 common shares with an exercise price of C$0.60 were exercised resulting in gross proceeds of C$484,500 being received by the Company.